UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number)

Sharlyn C. Heslam
Berkshire Partners LLC
200 Clarendon Street, 35th Floor
Boston, MA 02116
(617) 227-0050

with a copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
1 Battery Park Plaza
New York, NY 10004
(212) 574-1265

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☑

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W106	13D	Page 2 of 22

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,253,501
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,253,501
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,253,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.1% *
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 3 of 22

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,253,501
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,253,501
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,253,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.1% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 4 of 22

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,445,280
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,445,280
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,445,280
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6% *
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 5 of 22

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,808,221
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,808,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,808,221
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.6% *
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 6 of 22

1	Names of Reporting Persons Berkshire Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,687,158
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,687,158
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,158
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 7 of 22

1	Names of Reporting Persons Berkshire Fund VIII-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 701,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 701,028
11	Aggregate Amount Beneficially Owned by Each Reporting Person 701,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 8 of 22

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,106,703
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,106,703
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,106,703
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.7% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 9 of 22

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,412
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,412
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,412
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) less than 0.1% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 10 of 22

1	Names of Reporting Persons Stockbridge Master Fund (OS), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 187,154
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 187,154
11	Aggregate Amount Beneficially Owned by Each Reporting Person 187,154
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5% *
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 11 of 22

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,550
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,550
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,550
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 12 of 22

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,544
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,544
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of April 11, 2016, as reported in the Issuer's Proxy Statement on Schedule 14A dated April 21, 2016.

CUSIP No. 57722W106	13D	Page 13 of 22

EXPLANATORY NOTE
This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D first filed on February 9, 2016, as amended on March 28, 2016, as amended on April 8, 2016 (as amended, the  "Schedule 13D"), and is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners Holdings LLC ("BPH"), BPSP, L.P., ("BPSP"), Berkshire Partners LLC ("BP"), Stockbridge Partners LLC ("SP"), Berkshire Fund VIII, L.P. ("BF VIII"), Berkshire Fund VIII-A, L.P. ("BF VIII-A"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF"), Stockbridge Master Fund (OS), L.P. ("SOS"), Berkshire Investors IV LLC ("BI IV") and Berkshire Investors III LLC ("BI III"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings provided to them in the Schedule 13D.
Certain of the Reporting Persons filed a statement on Schedule 13G on September 27, 2013, as amended on February 14, 2014 and February 17, 2015, with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.
Items 4, 5(a)-(c) and 7 of the Schedule 13D are amended in their entirety as follows:
Item 4.  Purpose of Transaction.
The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer's management and board of directors concerning options for enhancing shareholder value and other matters relating to the business and affairs of the Issuer. In addition, Messrs. Christopher J. Hadley and Anil Seetharam, each a managing director of certain of the Reporting Persons, were elected to the Issuer's board of directors at the Issuer's 2016 annual meeting of shareholders, which was held on May 31, 2016.  The Reporting Persons may also engage with the Issuer on a review of its strategic activities, assessment of its organization, management of its balance sheet and the pursuit of other corporate transactions. In addition, such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D. The Reporting Persons intend to review their investment in the Issuer continually.
Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may, at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement.
Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of SEC Schedule 13D under the Act, as amended.
Item 5.  Interest in Securities of the Issuer.
(a) and (b)
BF VIII holds 1,687,158 shares of the Issuer's Common Stock. Accordingly, BF VIII has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF VIII, 8BA may be deemed to beneficially own 1,687,158 shares of Common Stock held by BF VIII. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII.

CUSIP No. 57722W106	13D	Page 15 of 22

BF VIII-A holds 701,028 shares of the Issuer's Common Stock. Accordingly, BF VIII-A has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF VIII-A, 8BA may be deemed to beneficially own 701,028 shares of Common Stock held by BF VIII-A. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII-A.
BP is the registered investment adviser of BF VIII and BF VIII-A. Collectively, BF VIII and BF VIII-A directly hold 2,388,186 shares of Common Stock. Based on the two preceding sentences, BP may be deemed to beneficially own such shares of Common Stock held by BF VIII and BF VIII-A. However, BP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII and BF VIII-A.
BI III holds 29,550 shares of the Issuer's Common Stock. Accordingly, BI III has voting power and dispositive power with respect to such shares of Common Stock. BI III may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.
BI IV holds 27,544 shares of the Issuer's Common Stock. Accordingly, BI IV has voting power and dispositive power with respect to such shares of Common Stock. BI IV may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.
BP, as the registered investment adviser of BI III and BI IV, may be deemed to beneficially own the 57,094 shares of Common Stock held by BI III and BI IV, collectively. Accordingly, BP has voting and dispositive power with respect to such shares of Common Stock.
SF holds 2,106,703 shares of Common Stock. Accordingly, SF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 2,106,703 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.
SARF holds 6,412 shares of Common Stock. Accordingly, SARF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 6,412 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.
SOS holds 187,154 shares of Common Stock. Accordingly, SOS has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SOS, SA may be deemed to beneficially own 187,154 shares of Common Stock held by SOS. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SOS.
SP holds 507,952 shares of the Issuer's Common Stock on behalf of certain other accounts and, as the registered investment adviser of SF, SARF and SOS, may be deemed to beneficially own the 2,808,221 shares of Common Stock held by SF, SARF and SOS, collectively. Accordingly, SP has voting and dispositive power with respect to such shares of Common Stock.

CUSIP No. 57722W106	13D	Page 16 of 22

BPH is the general partner of BPSP, which is the managing member of each of SP and BP. As the managing member of SP and BP, BPSP may be deemed to beneficially own shares of Common Stock that are beneficially owned by SP and BP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of Common Stock that are beneficially owned by BPSP. BPH, BPSP, BP, SP, 8BA and SA are under common control and may be deemed to be, but do not admit to being, a group for purposes of Section 13(d)(3) of the Act.
By virtue of their positions as managing members of BPH, BPSP, BP, SP, 8BA and SA, certain of the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BF VIII, BF VIII‑A, BI III, BI IV, SF, SARF, SOS and SP. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by such Reporting Persons, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.
Pursuant to the Company's Proxy Statement on Schedule 14A dated April 21, 2016, there were 37,133,587 shares of Common Stock issued and outstanding as of April 11, 2016. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 14.1% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:
i.	BPH beneficially owns 14.1% of the Issuer's Common Stock.
ii.	BPSP beneficially owns 14.1% of the Issuer's Common Stock.
iii.	BP beneficially owns 6.6% of the Issuer's Common Stock.
iv.	SP beneficially owns 7.6% of the Issuer's Common Stock.
v.	BF VIII beneficially owns 4.5% of the Issuer's Common Stock.
vi.	BF VIII-A beneficially owns 1.9% of the Issuer's Common Stock.
vii.	SF beneficially owns 5.7% of the Issuer's Common Stock.
viii.	SARF beneficially owns less than 0.1% of the Issuer's Common Stock.
ix.	SOS beneficially owns 0.5% of the Issuer's Common Stock.
x.	BI III beneficially owns 0.1% of the Issuer's Common Stock.
xi.	BI IV beneficially owns 0.1% of the Issuer's Common Stock.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. BP, BF VIII, BF VIII-A and 8BA acknowledge that they are part of a "group" for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that BI IV, BI III, SF, SARF, SOS, SP or SA are a part of a group, or have agreed to act as a part of a group.

CUSIP No. 57722W106	13D	Page 17 of 22

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days except for those previously reported on Schedule 13D, are set forth below:
Reporting Person	Date	Price Per Share	Number of Shares Purchased / (Sold)
BI III	4/11/2016	$41.2500	388
BI IV	4/11/2016	$41.2500	353
BF VIII -A	4/11/2016	$41.2500	9,411
BF VIII	4/11/2016	$41.2500	22,648
BI III	4/12/2016	$41.5955	488
BI IV	4/12/2016	$41.5955	441
BF VIII -A	4/12/2016	$41.5955	11,823
BF VIII	4/12/2016	$41.5955	28,456
BI III	4/13/2016	$42.4933	3
BI IV	4/13/2016	$42.4933	3
BF VIII -A	4/13/2016	$42.4933	87
BF VIII	4/13/2016	$42.4933	207
BI III	4/25/2016	$41.0811	594
BI IV	4/25/2016	$41.0811	535
BF VIII -A	4/25/2016	$41.0811	14,345
BF VIII	4/25/2016	$41.0811	34,526
BI III	4/26/2016	$41.5030	767
BI IV	4/26/2016	$41.5030	701
BF VIII -A	4/26/2016	$41.5030	18,649
BF VIII	4/26/2016	$41.5030	44,883
BI III	4/27/2016	$41.2824	593
BI IV	4/27/2016	$41.2824	536
BF VIII -A	4/27/2016	$41.2824	14,346
BF VIII	4/27/2016	$41.2824	34,525
Item 7.  Material to be Filed as Exhibits.
Exhibit A                          Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2016
BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]

BERKSHIRE INVESTORS IV LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Mattress Firm Holding Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated:  June 3, 2016
BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]

BERKSHIRE INVESTORS IV LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]

SK 28963 0001 7175816